Filed Pursuant to Rule 424(b)(3)

Registration no. 333-254710

Supplement dated November 15, 2023

to the Prospectus dated May 1, 2023

for the Constance® Contingent Deferred Annuity Certificate

issued by Midland National Life Insurance Company

This Supplement describes important changes that are being made to (i) the maximum permitted Advisory Fee deduction for Certificates issued on or after November 15, 2023, and (ii) the investment options available under all Certificates, including yours. Please read this Supplement carefully and retain it with your Prospectus for future reference.

ADVISORY FEE

The Company allows you to have your RIA’s Advisory Fee deducted from your Covered Asset Pool. If you choose to have the Advisory Fee deducted from your Covered Asset Pool, the deduction will not reduce the Coverage Base, trigger the Lock-In Date, be treated as a Withdrawal or reduce the amount of permitted Withdrawals from the Covered Asset Pool each Certificate Year, provided the deduction does not exceed the maximum limits below.

• Certificates issued prior to May 1, 2023	The Advisory Fee deduction may not exceed 1.00% of the Covered Asset Pool Value annually. Advisory Fees may not be deducted from the Covered Assets unless you elected this benefit at the time your Certificate was issued. If you elected to deduct Advisory Fees from the Covered Assets, there is an additional Certificate Fee Percentage.

• Certificates issued from May 1, 2023 to November 14, 2023	The Advisory Fee deduction may not exceed 1.00% of the Covered Asset Pool Value annually. You do not have to elect this benefit when your Certificate was issued. There is no additional Certificate Fee Percentage.

• Certificates issued on or after November 15, 2023	The Advisory Fee deduction may not exceed 1.25% of the Covered Asset Pool Value annually. You do not have to elect this benefit when your Certificate is issued. There is no additional Certificate Fee Percentage.

If your Advisory Fee deduction exceeds the annual maximum permitted for your Certificate, your RIA must reinvest the excess Advisory Fee back to the Account within ten Business Days after mailing notification of non-compliance from us. Failure to reinvest unauthorized Advisory Fees will be treated as a Withdrawal, which could (1) trigger the Lock-In Date, (2) reduce the amount of permitted Withdrawals from the Covered Asset Pool in the Certificate Year, and (3) contribute to an Excess Withdrawal that reduces the Coverage Base on a pro rata basis.

MODEL PORTFOLIOS

Effective November 15, 2023, the following additional Model Portfolios are available for investment:

Model	Asset Allocation Tier
Limerick LFG 2 Conservative Growth	A
Limerick LFG 1 Conservative Growth	A
Limerick LFG 5 Growth	C
Limerick LFG 4 Moderate Growth	C
Limerick LFG 3 Moderate Growth	B
Wake Wealth Care Management	C
AWF Core-Statelite 60/40	B
AWF Core-Statelite 50/50	B
AWF Core-Statelite 40/60	A
AWF Pure Index – Large 60/40	B

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If you have any questions, please call us toll-free at (877) 747-3421, or write us at 222 South First Street, Suite 600, Louisville, KY 40202.

Please retain this Supplement for future reference.